SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 2)*

                   LADENBURG THALMANN FINANCIAL SERVICES INC.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)


                                   50575Q 10 2
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                                 (CUSIP Number)


                              Richard J. Rosenstock
                   Ladenburg Thalmann Financial Services Inc.
                               1055 Stewart Avenue
                            Bethpage, New York 11714
                            Telephone: (516) 470-1000
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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                   May 7, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                        -------------------------
CUSIP No. 50575Q 10 2                                       Page 2 of 5 Pages
------------------------------                        -------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
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                            7        SOLE VOTING POWER

                                     3,689,246 Shares - See Item 5
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      3,689,246 Shares - See Item 5
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,689,246 Shares
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                             |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.0%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        --------------------------
CUSIP No. 50575Q 10 2                                      Page 3 of 5 Pages
-----------------------------                        --------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Richard J. Rosenstock
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                           |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            7        SOLE VOTING POWER

                                     3,734,000 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      3,734,000 Shares
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,734,000 Shares
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                   -------------------------------
CUSIP No. 50575Q 10 2                             Page 4 of 5 Pages
-----------------------------                   -------------------------------

         This Amendment No. 2 adds the following information to Items 4 and 5 of the Schedule 13D ("Schedule 13D") filed by Richard J. Rosenstock ("Rosenstock") and The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96 ("Trust"), with respect to ownership of the Common Stock, par value $.0001 per share, of Ladenburg Thalmann Financial Services Inc. (f/k/a GBI Capital Management Corp.), a Florida corporation ("Issuer").

         The percentage of beneficial ownership reflected in this Amendment No. 2 to the Schedule 13D is based upon 36,988,430 shares of Common Stock outstanding on May 7, 2001, based upon information known to the reporting persons.

Item 4. Purpose of Transactions

         On May 7, 2001, the Stock Purchase Agreement and the transactions previously reported on under Item 4 of Amendment No. 1 to the Schedule 13D filed by Rosenstock and the Trust were consummated and the Trust sold 255,814 shares of the Issuer's Common Stock for an aggregate purchase price of $255,814, or $1.00 per share.

         In connection with the sale by the Trust, the Issuer's Board of Directors ("Board") waived a lock-up agreement between the Issuer and Rosenstock pursuant to which Rosenstock had agreed that he would not, without the Board's prior written consent, until August 2001, sell, transfer or otherwise dispose of any of his shares of the Issuer's Common Stock.

Item 5. Interest in Securities of the Issuer

         The Trust is now the beneficial owner of 3,689,246 shares of the Issuer's Common Stock. Except as disclosed in this Amendment No. 2, the Trust has nominal voting and dispositive power over these shares exercised by Rosenstock, the sole trustee of the Trust. The Trust beneficially owns 10.0% of the Issuer's outstanding shares of Common Stock.

         Rosenstock is now the beneficial owner of 3,734,000 shares of the Issuer's Common Stock. This amount includes 3,689,246 shares held of record by the Trust, a revocable living trust established for the benefit of Rosenstock and of which Rosenstock is the sole trustee and beneficiary, and 44,754 shares of common stock issuable upon exercise of currently exercisable options held by Rosenstock. This amount does not include 55,246 shares of common stock issuable upon exercise of options held by Rosenstock that are not currently exercisable and will not become exercisable within the next 60 days. Rosenstock has sole voting and dispositive power over these shares. Rosenstock beneficially owns 10.1% of the Issuer's outstanding shares of Common Stock.

-----------------------------                           -----------------------
CUSIP No. 50575Q 10 2                                     Page 5 of 5 Pages
-----------------------------                           -----------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 7, 2001


                             The Richard J. Rosenstock Revocable Living Trust Dated 3/5/96



                        By:   /s/ Richard J. Rosenstock
                             ------------------------------------------
                             Richard J. Rosenstock, Trustee




                              /s/ Richard J. Rosenstock
                             ------------------------------------------
                             Richard J. Rosenstock